Exhibit 99.1

Hailiang Education Group Inc. to Hold Annual Meeting of Shareholders on May 24, 2018

HANGZHOU, China, May 18, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced it will hold its 2018 Annual General Meeting of Shareholders (the “Meeting”) on May 24, 2018, at Hailiang Education Group Inc., Zhejiang, China.

Date:	May 24, 2018
Time:	10 a.m. local time
Location:	1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China

As fully discussed in the definite proxy statement described below, the annual meeting will be devoted to the following proposals:

•	To re-elect Mr. Ming Wang, Mr. Cuiwei Ye, Mr. Leqiang (Ken) He, Mr. Xiaofeng Cheng, and Mr. Xiaohua Gu as directors of the Company to hold office until the next annual general meeting;

•	To authorize the Board of Directors to fix the remuneration of the directors; and

•	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.

Ordinary shareholders of record as of the close of business on Monday, April 17, 2018, will be entitled to vote at the meeting.

To attend the call, please use the information below for dial-in access. When prompted on dial-in, please reference “Hailiang Education Group” to join the call.

Conference Call

Date:	May 24, 2018
Time:	10:00 am Beijing Time, PRC
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until May 30, 2018. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10120628.

Additional Information

This press release may be deemed to be solicitation material in respect of the annual meeting. In connection with the annual meeting, the Company filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2018, a definitive proxy statement, which is publicly available, and has mailed such definitive proxy statement to stockholders on or about April 26, 2018. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC IN CONNECTION WITH THE ANNUAL MEETING, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSALS, THE PERSONS SOLICITING PROXIES IN CONNECTION WITH THE PROPOSALS ON BEHALF OF THE COMPANY, AND THE INTERESTS OF THOSE PERSONS IN THE PROPOSALS AND RELATED MATTERS. Shareholders may access the Company’s definitive proxy statement, without charge, at the SEC’s website www.sec.gov. Shareholders that want to receive a paper or email copy of the Company’s 2017 Annual Report to shareholders, must request one. There is no charge for requesting a copy. Please make requests for a copy to the Investor Relations department of the Company, at ir@hailiangeducation.com. We will furnish a requesting stockholder with any exhibit not contained therein upon specific request. In addition, the Proxy Statement, as well as our 2017 Annual Report, is available on our Internet website at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle and high school educational services providers in China. The Company focuses closely on the school operation target of providing the distinguished, specialized and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to offer students more opportunities to win enrollments at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will”, “will make,” “will be”, “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to”, “is/are likely to” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

In the United States:

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com